

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Rajeev Aggarwal
Chief Executive Officer
Cvent Holding Corp.
1765 Greensboro Station Place, 7th Floor
Tysons, Virginia 22102

> **Re: Cvent Holding Corp.**
> **Post-Effective Amendment to Registration Statement on Form S-1**
> **Filed May 5, 2022**
> **File No. 333-261787**

Dear Mr. Aggarwal:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form S-1 filed May 5, 2022

General

1. Given the nature of your offering, including, among other things, the substantial portion of your shares being registered for resale that are held by a single entity relative to the number of shares outstanding, the short time period your outstanding shares have been held, and your relationship with this selling stockholder as disclosed in your prospectus, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin M. Frank